STRATHMORE GROUP, LLC

Statement of Financial Condition

Including Independent Registered Public Accounting Firm's Report Thereon

March 31, 2026

STRATHMORE GROUP LLC

STATEMENT OF FINANCIAL CONDITION,

MARCH 31, 2026

CONTENTS

VICTOR MOKUOLU, CPA PLLC
Accounting | Advisory | Assurance & Audit | Tax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Member
Strathmore Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Strathmore Group, LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "Financial Statement").

In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

Victor Mokuolu, CPA PLLC

We have served as Strathmore Group, LLC's auditor since 2022.

Houston, Texas
June 23, 2026
PCAOB ID: 6771

www.vmcpafirm.com | Ph: 713.588.6622 | Fax: 1.833.694.1494 | ask@vmcpafirm.com


STRATHMORE GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2026

ASSETS


Cash	$	269,912
Accounts receivable		1,571,841
Prepaid expenses and other assets		2,799
TOTAL ASSETS	$	1,844,552


LIABILITIES AND MEMBER'S EQUITY


LIABILITIES		
Accrued expenses and other liabilities	$	13,341
TOTAL LIABILITIES		13,341
MEMBER'S EQUITY		1,831,211
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,844,552


The accompanying notes are an integral part of this statement of financial condition.


STRATHMORE GROUP LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
March 31, 2026

1. Organization and Nature of Business

Strathmore Group, LLC (the "Company") is a securities broker-dealer located in New York State. It is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), both effective May 1, 2020. The Company was incorporated in the State of Delaware as of December 10, 2018. It has a single-Member (the "Member"). The Company operates as a Capital Acquisition Broker ("CAB") with two lines of business: the private placement of securities; and providing associated advisory services. As a regulated Capital Acquisition Broker, the Company's operating activities are specified by SEC and FINRA regulations, including its authorized lines of business; investor accreditation criteria; and exemption from SEC Rule 15c3-3. A limited liability company is a hybrid business entity that combines the taxation feature of a flow-through entity, such as a partnership or sole proprietorship, with the loss limitation feature of a corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). The Company presents a non-classified balance sheet.

Use of Estimates
The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the statement of financial condition   Actual results could differ from those estimates.

Cash
The Company maintains a bank account with a major financial institution. The Company's cash balance may at times exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The cash balance of $269,912 at March 31, 2026 did exceed the FDIC limit. The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months. There were no cash equivalents as of March 31, 2026.

Accounts Receivable
Accounts receivable from private placement contracts are stated at net realizable value. The Company evaluates collectability under ASC 326, Financial Instruments - Current Expected Credit Losses ("CECL"). This standard requires immediate recognition of estimated credit losses expected over the life of the financial asset.

2. *Summary of Significant Accounting Policies - continued*

The Company's CECL evaluation considers historical payment experience, customer credit quality, contract terms, outstanding balances, current and future economic conditions, and other factors relevant to collectability.

Income Taxes

As a single-Member LLC, the Company is treated as a disregarded entity for federal and New York State income tax purposes. Accordingly, the Member is personally responsible for the federal and state income taxes on the Company's taxable income. Therefore, no provision for federal and state income taxes was made in this statement of financial condition.

3. *Customer Concentration*

The Company's business model is to focus on select customer engagements. Accordingly, it typically has a small number of active customer engagements at any point in time

4. *Accounts Receivable*

Party Name	March 31, 2026
Customer A	$1,226,216
Customer B	$345,625
Customer C	$ -
Total Accounts Receivable	**$1,571,841**
Less: Allowance for Credit Losses	$ -
Accounts Receivable, Net	**$1,571,841**

Allowance for Credit Losses

The Company evaluates expected credit losses on accounts receivable in accordance with ASC 326, Financial Instruments — Credit Losses. The evaluation considers historical collection experience, counterparty credit quality, contractual payment terms, and payment behavior as of the reporting date.

During the fiscal year ended March 31, 2026, two customers with aggregate opening balances of $829,900 paid those balances in full with no credit losses: Customer A cleared $435,000 and Customer C cleared $394,900. Both current counterparties are institutional entities with documented payment histories and contractually defined schedules supported by executed agreements.

Based on this evaluation, management determined that no allowance for credit losses is required as of March 31, 2026.

5. *Related Party Transactions*

The Company rents its office from the Member at a cost of $1,000 per month under a month-to-month agreement. Rent expense was $12,000 for the year ended March 31, 2026. The balance payable as of March 31, 2026, was $0.

The Company made the short-term lease election to exempt its office lease from the accounting requirements of ASC 842, Leases.

6. *Net Capital Requirements*

The Company is subject to SEC Rule 15c3-1 Computation of Net Capital ("Rule 15c3-1"), which requires the maintenance of minimum Net Capital equivalent to the greater of $5,000 or 6-2/3% of Aggregate Indebtedness at March 31, 2026, both as defined. Rule 15c3-1 also requires that the ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1. Further, Rule 15c3-1 provides that equity capital may not be withdrawn, or cash dividends paid if the resulting Net Capital ratio would exceed 10 to 1.

At March 31, 2026, the Company had Net Capital of $256,571 which was $251,571 in excess of its required minimum of $5,000. The Company's ratio of Aggregate Indebtedness to Net Capital was 5.20 to 1.

7. *Commitments and Contingencies*

The Company may be involved in litigation, claims and regulatory actions arising out of its business as a securities broker-dealer. The Company is not aware of any such matters for the year ended March 31, 2026. The Company had no commitments, guarantees or indemnifications as of March 31, 2026

8. *Recently Issued Accounting Pronouncements*

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its statement of financial condition. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its statement of financial condition.

As of April 1, 2024, the Company adopted FASB (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public business entity's reportable segments. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that the Company operates as one operating segment.

The Company is engaged in a single line of business as a securities broker-dealer, which is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial

8. Recently Issued Accounting Pronouncements (Continued)

Industry Regulatory Authority ("FINRA"). The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to pay additional compensation, reinvest profits or pay dividends. The Company's operations consist of a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported in the Statement of Financial Condition as total assets. The segment revenue and significant expenses are included in the Company's Statement of Operations.

9. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was issued. No material subsequent events occurred that were required to be recognized or disclosed in the Company's statement of financial condition.